Exhibit 99.1

1Q22 Earnings Release

May 10th, 2022

ir.vincipartners.com

First Quarter 2022 Earnings Release
May 10th, 2022

Vinci Partners Reports First Quarter 2022 Results

Alessandro Horta, Chief Executive Officer, stated, "Vinci Partners reported solid results for the first quarter 2022. Adjusted Distributable Earnings[1] totaled R$57.7 million, or R$1.03 per common share, up 22% year-over-year. This quarter we are excited to announce the launch of our new segment, Vinci Retirement Services, or VRS. This new initiative will work to build long-term portfolios to help investors achieve their retirement goals. We believe the pension plans industry in Brazil is an attractive sector, and we are ready to leverage our platform's power to develop a segment that has potential to be extremely relevant to our company."

Dividend

Vinci Partners has declared a quarterly dividend of US$0.17 per share to record holders of common stock at the close of business on May 24, 2022. This dividend will be paid on June 8, 2022.

First Quarter 2022 Highlights

57 ASSETS UNDER MANAGEMENT (R$ BN)

1.03 ADJUSTED DISTRIBUTABLE EARNINGS (R$/SHARE)

0.17 QUARTERLY DIVIDEND (US$/SHARE)

Adjusted Distributable Earnings (DE) – R$mm

47
58
1Q'21
1Q'22
+22%
YoY

ABOUT VINCI PARTNERS

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include Private Markets (Private Equity, Real Estate, Infrastructure and Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, and Financial Advisory. As of March 31, 2022, the firm had R$57 billion of assets under management.

WEBCAST AND EARNINGS CONFERENCE CALL

Vinci Partners will host a conference call at 5:00pm EST on Tuesday, May 10, 2022, to announce its first quarter 2022 results.

The public webcast will be held via Zoom. To access the webcast please visit the Events & Presentations' section of the Company's website at: https://ir.vincipartners.com/news-and-events/events-and-presentations

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To participate in the earnings webcast please register at: 1Q22 VINP Earnings Webcast

INVESTOR CONTACT

ShareholderRelations@vincipartners.com
NY: +1 (646) 559-8040
RJ: +55 (21) 2159-6240

USA MEDIA CONTACT

Joele Frank, Wilkinson Brimmer Katcher
Nick Lamplough / Kate Thompson / Katie Villany
+1 (212) 355-4449

BRAZIL MEDIA CONTACT

Danthi Comunicações
Carla Azevedo (carla@danthicomunicacoes.com.br)
+55 (21) 3114-0779

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

VINCI partners

First Quarter 2022 Earnings Release May 10th, 2022

Segment Earnings

(R$ thousands, unless mentioned)	1Q'21	1Q'22	∆ (%)	1Q’21 LTM	1Q’22 LTM	∆ (%)
Net revenue from management fees	81,843	87,229	7%	290,211	366,456	26%
Net revenue from advisory fees	15,066	3,674	-76%	27,936	55,363	98%
Total Fee Related Revenues	96,909	90,903	-6%	318,147	421,819	33%
Segment personnel expenses	(5,097)	(6,549)	28%	(16,385)	(23,698)	45%
Other G&A expenses	(3,574)	(4,503)	26%	(15,707)	(18,441)	17%
Corporate center expenses	(19,512)	(18,761)	-4%	(63,827)	(79,848)	25%
Bonus compensation related to management and advisory	(18,526)	(17,272)	-7%	(65,167)	(83,715)	28%
Total Fee Related Expenses	(46,710)	(47,085)	1%	(161,086)	(205,702)	28%
FEE RELATED EARNINGS (FRE)ii	50,199	43,818	-13%	157,061	216,117	38%
FRE Margin (%)	51.8%	48.2%		49.4%	51.2%
FRE per shareiii (R$/share)	0.88	0.78		2.76	3.83
Net revenue from performance fees	9,951	3,172	-68%	53,711	30,854	-43%
Performance based compensation	(3,292)	(1,032)	-69%	(17,931)	(11,741)	-35%
PERFORMANCE RELATED EARNINGS (PRE)	6,659	2,140	-68%	35,780	19,113	-47%
PRE Margin (%)	66.9%	67.5%		66.6%	61.9%
(-) Unrealized performance fees	(422)	(636)	51%	(15,410)	7,501	N/A
(+) Unrealized performance compensation	150	225	50%	5,959	(2,658)	N/A
(+) Realized GP investment income	112	2,045	1,726%	140	15,784	11,174%
SEGMENT DISTRIBUTABLE EARNINGS	56,699	47,593	-16%	183,531	255,857	39%
Segment DE Margin (%)	53.2%	49.8%		51.5%	53.8%
(+) Depreciation and amortization	939	984	5%	2,032	3,962	95%
(+) Realized financial income	4,644	24,996	438%	6,165	49,081	696%
(-) Leasing expenses	(3,157)	(2,472)	-22%	(12,301)	(11,596)	-6%
(-) Other items	886	(1,136)	N/A	820	(2,341)	N/A
(-) Non-recurring expenses	-	(5,109)	N/A	-	(5,109)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(12,815)	(11,601)	-9%	(42,729)	(51,561)	21%
DISTRIBUTABLE EARNINGS (DE)iv	47,195	53,255	13%	137,518	238,294	73%
DE Margin (%)	42.4%	44.2%		37.9%	45.4%
DE per share (R$/share)[v]	0.83	0.95		2.42	4.23
(+) Non-recurring expensesvi including income tax related to realized expense	-	4,437	N/A	-	4,437	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	47,195	57,692	22%	137,518	242,730	77%
Adjusted DE Margin (%)	42.4%	47.9%		37.9%	46.2%
Adjusted DE per share (R$/share)	0.83	1.03		2.42	4.31

For comparison purposes only, FRE and DE per share indicated for 1Q’21 LTM are calculated considering Vinci Partners’ post-IPO share count of 56,913,588.

Total Fee-Related Revenuesvii of R$90.9 million for the quarter ended March 31, 2022, compared to R$96.9 million for the quarter ended March 31, 2021, a decrease of 6% year-over year, due to a greater contribution from advisory fees in the 1Q'21, when the Advisory team closed the pre-IPO advisory for B3 listed company Espaço Laser. Fee-related revenues were R$421.8 million for the last twelve months ended March 31, 2022, up 33% year-over-year, when compared to the last twelve months ended March 31, 2021.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Fee Related Earnings (“FRE”) of R$43.8 million (R$0.78/share) for the quarter ended March 31, 2022, compared to R$50.2 million for the quarter ended March 31, 2021, a decrease of 13% year-over-year, driven by a greater contribution from advisory fees in 1Q'21. FRE was R$216.1 million for the last twelve months ended March 31, 2022, up 38% year-over-year, when compared to the last twelve months ended March 31, 2021.

FRE Marginviii was 48.2% for the quarter ended March 31, 2022, compared to 51.8% for the quarter ended March 31, 2021. In the last twelve months ended 1Q’22, FRE Margin reached 51.2%, an increase of 1.9 percentage points when compared to the last twelve months ended 1Q’21.

Performance Related Earnings (“PRE”)ix of R$2.1 million for the quarter ended March 31, 2022, compared to R$6.7 million for the quarter ended March 31, 2021, a decrease of 68% year-over-year, due to higher performance contributions coming from international exclusive mandates in IP&S in 1Q'21. Most of our open-end funds charge performance fees semiannually, recognizing revenues in June and December, thus first and third quarters usually are expected to show lower levels of performance from domestic open-ended funds. PRE was R$19.1 million for the last twelve months ended March 31, 2022, down 47% year-over-year, when compared to the last twelve months ended March 31, 2021, primarily due to unrealized performance fees booked in the 1Q'21 LTM, that were partially realized in the 1Q'22 LTM.

Segment Distributable Earningsx of R$47.6 million for the quarter ended March 31, 2022, compared to R$56.7 million for the quarter ended March 31, 2021, a decrease of 16% year-over-year. Segment Distributable Earnings were R$255.9 million for the last twelve months ended March 31, 2022, up 39% year-over-year, when compared to the last twelve months ended March 31, 2021.

Adjusted Distributable Earnings (“DE”) of R$57.7 million (R$1.03/share) for the quarter ended March 31, 2022, compared to R$47.2 million for the quarter ended March 31, 2021, an increase of 22% year-over-year. Adjusted DE was R$242.7 million for the last twelve months ended March 31, 2022, up 77% year-over-year, when compared to the last twelve months ended March 31, 2021.

Adjusted DE Marginxi was 47.9% for the quarter ended March 31, 2022, a 5.4 percentage point increase compared to 42.4% for the quarter ended March 31, 2021. In the last twelve months, Adjusted DE Margin reached 46.2%, an increase of 8.3 percentage points year-over-year.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	1Q'21	1Q'22	∆ (%)	1Q'21 LTM	1Q'22 LTM	∆ (%)
Net revenue from management fees	46,581	46,759	0%	173,208	194,662	12%
Net revenue from advisory fees	505	467	-8%	781	5,615	619%
Total Fee Related Revenues	47,086	47,226	0%	173,989	200,277	15%
Segment personnel expenses	(2,438)	(2,736)	12%	(8,169)	(10,869)	33%
Other G&A expenses	(2,325)	(2,755)	18%	(9,744)	(11,803)	21%
Corporate center expenses	(10,584)	(9,554)	-10%	(36,222)	(37,426)	3%
Bonus compensation related to management and advisory	(7,731)	(7,307)	-5%	(31,701)	(33,338)	5%
Total Fee Related Expenses	(23,078)	(22,352)	-3%	(85,836)	(93,436)	9%
FEE RELATED EARNINGS (FRE)	24,008	24,874	4%	88,153	106,841	21%
FRE Margin (%)	51.0%	52.7%		50.7%	53.3%
Net revenue from performance fees	462	640	38%	18,377	5,162	-72%
Realized performance fees	40	4	-90%	2,967	12,663	327%
Unrealized performance fees	422	636	51%	15,411	(7,501)	N/A
Performance based compensation	(162)	(226)	40%	(6,854)	(1,611)	-76%
PERFORMANCE RELATED EARNINGS (PRE)	300	414	38%	11,524	3,551	-69%
PRE Margin (%)	65.0%	64.7%		62.7%	68.8%
(-) Unrealized performance fees	(422)	(636)	51%	(15,411)	7,501	N/A
(+) Unrealized performance compensation	150	225	50%	5,959	(2,658)	N/A
(+) Realized GP investment income	112	2,045	1,726%	140	15,784	11,174%
SEGMENT DISTRIBUTABLE EARNINGS	24,148	26,922	11%	90,365	131,019	45%
Segment DE Margin (%)	51.1%	54.6%		51.0%	57.3%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	21,352	21,041	-1%	21,352	21,041	-1%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	19,336	19,192	-1%	19,336	19,192	-1%
AVERAGE MANAGEMENT FEE RATE (%)	0.98%	0.92%		0.98%	0.96%
FULL TIME EMPLOYEES	50	50	0%	50	50	0%

Fee related earnings (FRE) of R$24.9 million in the 1Q'22, an increase of 4% year-over-year. FRE was R$106.8 million over the 1Q'22 LTM, up 21% when compared to the 1Q'21 LTM, driven by the strong fundraising in the last twelve months.

Segment Distributable Earnings of R$26.9 million in the 1Q'22, an increase of 11% year-over-year, due primarily to dividend distributions of the company’s proprietary stake in listed REITs. Segment DE was R$131.0 million over the 1Q'22 LTM, up 45% when compared to the 1Q'21 LTM.

AUM of R$21.0 billion at the end of the 1Q'22, a decrease of 1% year-over-year. In the first quarter of 2022 the fund FIP Energia PCH, managed by the Infrastructure team, returned R$1.1 billion in capital for its investors, after the successful completion of the mandate won in 2015, to restructure the fund's portfolio and return capital to LPs. In the 1Q'22, our listed office REIT, VINO11, closed its sixth issue of additional quotas, adding R$215 million in perpetual capital.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Liquid Strategies

(R$ thousands, unless mentioned)	1Q'21	1Q'22	∆ (%)	1Q'21 LTM	1Q'22 LTM	∆ (%)
Net revenue from management fees	19,983	20,573	3%	64,679	87,376	35%
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	19,983	20,573	3%	77,324	87,376	13%
Segment personnel expenses	(1,293)	(1,384)	7%	(4,850)	(5,659)	17%
Other G&A expenses	(624)	(676)	8%	(2,812)	(2,858)	2%
Corporate center expenses	(4,492)	(4,203)	-6%	(16,173)	(17,396)	8%
Bonus compensation related to management and advisory	(3,420)	(3,948)	15%	(16,703)	(18,559)	11%
Total Fee Related Expenses	(9,829)	(10,212)	4%	(40,538)	(44,472)	10%
FEE RELATED EARNINGS (FRE)	10,154	10,361	2%	36,786	42,904	17%
FRE Margin (%)	50.8%	50.4%		47.6%	49.1%
Net revenue from performance fees	2,009	2,325	16%	7,610	10,730	41%
Realized performance fees	2,009	2,325	16%	7,610	10,730	41%
Unrealized performance fees	-	-	N/A	-	-	N/A
Performance based compensation	(703)	(722)	3%	(2,591)	(5,531)	113%
PERFORMANCE RELATED EARNINGS (PRE)	1,306	1,603	23%	5,019	5,199	4%
PRE Margin (%)	65.0%	68.9%		66.0%	48.5%
(-) Unrealized performance fees	-	-	N/A	-	-	N/A
(+) Unrealized performance compensation	-	-	N/A	-	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,460	11,963	4%	41,806	48,103	15%
Segment DE Margin (%)	52.1%	52.2%		49.2%	49.0%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	12,962	12,243	-6%	12,962	12,243	-6%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	12,840	12,104	-6%	12,840	12,104	-6%
AVERAGE MANAGEMENT FEE RATE (%)	0.65%	0.74%		0.50%	0.74%
FULL TIME EMPLOYEES	24	21	-13%	24	21	-13%

Fee related earnings (FRE) of R$10.4 million in the 1Q'22, up 2% year-over-year. FRE was R$42.9 million over the 1Q’22 LTM, up 17% when compared to the 1Q'21 LTM, driven by the end of revenue sharing agreement with GAS Investimentos in 2021, which impacted positively our average management fee rate.

Performance related earnings (PRE) of R$1.6 million in the quarter, up 23% year-over-year. PRE was R$5.2 million over the 1Q'22 LTM, an increase of 4% when compared to the 1Q'21 LTM.

Segment Distributable Earnings of R$12.0 million in the quarter, up 4% year-over-year. Segment DE was R$48.1 million over the 1Q'22 LTM, an increase of 15% when compared to the 1Q'21 LTM.

AUM remained resilient, ending the 1Q'22 with R$12.2 billion, with no relevant outflows over the last twelve months, primarily due to the solid performance from our flagship funds and our long-term oriented investor base, composed mainly by institutional investors.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Investment Products and Solutions

(R$ thousands, unless mentioned)	1Q'21	1Q'22	∆ (%)	1Q'21 LTM	1Q'22 LTM	∆ (%)
Net revenue from management fees	15,280	19,897	30%	52,335	84,416	61%
Net revenue from advisory fees	19	7	-64%	96	42	-56%
Total Fee Related Revenues	15,299	19,904	30%	52,430	84,458	61%
Segment personnel expenses	(971)	(1,827)	88%	(3,491)	(5,275)	51%
Other G&A expenses	(465)	(600)	29%	(1,455)	(2,226)	53%
Corporate center expenses	(3,439)	(4,065)	18%	(10,892)	(16,184)	49%
Bonus compensation related to management and advisory	(3,669)	(4,156)	13%	(13,432)	(20,698)	54%
Total Fee Related Expenses	(8,544)	(10,648)	25%	(29,270)	(44,384)	52%
FEE RELATED EARNINGS (FRE)	6,755	9,255	37%	23,160	40,074	73%
FRE Margin (%)	44.2%	46.5%		44.2%	47.4%
Net revenue from performance fees	7,481	208	-97%	20,837	14,964	-28%
Realized performance fees	7,481	208	-97%	20,837	14,964	-28%
Unrealized performance fees	-	-	N/A	-	-	N/A
Performance based compensation	(2,427)	(84)	-97%	(6,602)	(4,599)	-30%
PERFORMANCE RELATED EARNINGS (PRE)	5,054	124	-98%	14,235	10,364	-27%
PRE Margin (%)	67.6%	59.5%		68.3%	69.3%
(-) Unrealized performance fees	-	-	N/A	-	-	N/A
(+) Unrealized performance compensation	-	-	N/A	-	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,809	9,379	-21%	37,398	50,439	35%
Segment DE Margin (%)	51.8%	46.6%		51.0%	50.7%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	20,449	23,394	14%	20,449	23,394	14%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	20,299	23,258	15%	20,299	23,258	15%
AVERAGE MANAGEMENT FEE RATE (%)	0.35%	0.37%		0.38%	0.39%
FULL TIME EMPLOYEES	13	14	8%	13	14	8%

Fee related earnings (FRE) of R$9.3 million in the 1Q'22, up 37% year-over-year. FRE was R$40.1 million in the 1Q'22 LTM, an increase of 73% when compared to the 1Q'21 LTM, due to the growth in management fees following notable fundraising in exclusive mandates over the last twelve months.

Performance related earnings (PRE) of R$124 thousand, down 98% year-over-year, due to the higher contribution from international exclusive mandates in the 1Q'21. PRE in the 1Q'22 LTM was R$10.4 million, a decrease of 27% when compared to the 1Q'21 LTM.

Segment Distributable Earnings of R$9.4 million in the quarter, down 21% year-over-year, due to a bigger contribution from PRE in 1Q'21. Segment DE was R$50.4 million over the 1Q'22 LTM, an increase of 35% when compared to the 1Q'21 LTM.

AUM of R$23.4 billion, up 14% year-over-year, driven by strong fundraising for new separate mandates in 2021. Fee Earning AUM of R$23.3 million, up 15% year-over-year. During the 1Q'22, we closed our first vintage of our new strategy Vinci Strategic Partners, or VSP, a Private Markets fund of funds, adding R$187 million of long-term capital to the platform.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Financial Advisory

(R$ thousands, unless mentioned)	1Q'21	1Q'22	∆ (%)	1Q'21 LTM	1Q'22 LTM	∆ (%)
Net revenue from management fees	-	-	N/A	-	-	N/A
Net revenue from advisory fees	14,541	3,201	-78%	27,055	49,708	84%
Total Fee Related Revenues	14,541	3,201	-78%	27,055	49,708	84%
Segment personnel expenses	(395)	(505)	28%	(1,130)	(1,798)	59%
Other G&A expenses	(181)	(209)	15%	(882)	(1,291)	46%
Corporate center expenses	(975)	(938)	-4%	(3,190)	(8,843)	177%
Bonus compensation related to management and advisory	(3,707)	(858)	-77%	(7,809)	(10,116)	30%
Total Fee Related Expenses	(5,258)	(2,510)	-52%	(13,011)	(22,048)	69%
FEE RELATED EARNINGS (FRE)	9,283	690	-93%	14,043	27,660	97%
FRE Margin (%)	63.8%	21.6%		51.9%	55.6%
SEGMENT DISTRIBUTABLE EARNINGS	9,283	690	-93%	14,043	27,660	97%
Segment DE Margin (%)	63.8%	21.6%		51.9%	55.6%

Fee related earnings (FRE) of R$690 thousand in the quarter, down 93% year-over-year, due to a greater contribution from advisory fees in the 1Q'21, when the Advisory team closed the pre-IPO advisory for B3 listed company Espaço Laser. FRE was R$27.7 million in the 1Q'22 LTM, an increase of 97% when compared to the 1Q'21 LTM, a consequence of the stronger deal activity in 2021.

Segment Distributable Earnings over the 1Q'22 LTM was R$27.7 million, an increase of 97% year-over-year when compared to the 1Q'21 LTM.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Retirement Services

(R$ thousands, unless mentioned)/	1Q'21	1Q'22	∆ (%)	1Q'21 LTM	1Q'22 LTM	∆ (%)
Net revenue from management fees	-	-	N/A	-	-	N/A
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	-	-	N/A	-	-	N/A
Segment personnel expenses	-	(97)	N/A	-	(97)	N/A
Other G&A expenses	-	(263)	N/A	-	(263)	N/A
Corporate center expenses	-	0	N/A	-	0	N/A
Bonus compensation related to management and advisory	-	(1,002)	N/A	-	(1,002)	N/A
Total Fee Related Expenses	-	(1,362)	N/A	-	(1,362)	N/A
FEE RELATED EARNINGS (FRE)	-	(1,362)	N/A	-	(1,362)	N/A
FRE Margin (%)	N/A	N/A		N/A	N/A
Net revenue from performance fees	-	-	N/A	-	-	N/A
Realized performance fees	-	-	N/A	-	-	N/A
Unrealized performance fees	-	-	N/A	-	-	N/A
Performance based compensation	-	-	N/A	-	-	N/A
PERFORMANCE RELATED EARNINGS (PRE)	-	-	N/A	-	-	N/A
PRE Margin (%)	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	-	-	N/A	-	-	N/A
(+) Unrealized performance compensation	-	-	N/A	-	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	-	(1,362)	N/A	-	(1,362)	N/A
Segment DE Margin (%)	N/A	N/A		N/A	N/A

ASSETS UNDER MANAGEMENT (AUM R$millions)	-	-	N/A	-	-	N/A
FULL TIME EMPLOYEES	-	3	N/A	-	3	N/A

We are structuring a new business vertical, Vinci Retirement Services, or VRS, focused on planning and building long-term investment portfolios that will assist investors to achieve their retirement goals. We are assembling a fully dedicated and specialized team to conduct this project, with the leadership of Vinicius Albernaz, our partner and former CEO of Bradesco Seguros and BRAM.

Fee Related Earnings (FRE) of negative R$1.4 million in the quarter.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Income Statement

(R$ thousands, unless mentioned)	1Q'21	1Q'22	∆ (%)	1Q’21 LTM	1Q’22 LTM	∆ (%)
REVENUES
Net revenue from management fees	81,843	87,229	7%	290,211	366,456	26%
Net revenue from performance fees	9,951	3,172	-68%	53,711	30,854	-43%
Realized performance fees	9,529	2,536	-73%	38,301	38,355	0%
Unrealized performance fees	422	636	51%	15,410	(7,501)	N/A
Net revenue from advisory	15,066	3,674	-76%	27,936	55,363	98%
Total net revenues from services rendered	106,860	94,075	-12%	371,858	452,673	22%
EXPENSES
Bonus related to management and advisory	(18,526)	(17,272)	-7%	(65,167)	(83,715)	28%
Performance based compensation	(3,292)	(1,032)	-69%	(17,931)	(11,741)	-35%
Realized	(3,142)	(807)	-74%	(11,972)	(14,399)	20%
Unrealized	(150)	(225)	50%	(5,959)	2,658	N/A
Total compensation and benefitsxii	(21,818)	(18,303)	-16%	(83,098)	(95,455)	15%
Segment personnel expenses	(5,097)	(6,549)	28%	(16,385)	(23,698)	45%
Other general and administrative expenses	(3,574)	(4,503)	26%	(15,707)	(18,441)	17%
Corporate center expenses	(19,512)	(18,761)	-4%	(63,827)	(79,848)	25%
Total expenses	(50,002)	(48,116)	-4%	(179,017)	(217,442)	21%
Operating profit	56,858	45,959	-19%	192,841	235,231	22%
OTHER ITEMS
GP Investment income	1,161	(4,169)	N/A	6,590	(5,250)	N/A
Realized gain from GP investment income	112	2,045	1,726%	140	15,784	11,174%
Unrealized gain from GP investment income	1,049	(6,214)	N/A	6,450	(21,034)	N/A
Financial income	4,497	24,708	449%	7,011	48,113	586%
Realized gain from financial income	4,644	24,996	438%	6,165	49,081	696%
Unrealized gain from financial income	(147)	(288)	96%	846	(968)	N/A
Leasing expenses	(3,157)	(2,472)	-22%	(12,301)	(11,596)	-6%
Other items	886	(1,136)	N/A	820	(2,341)	N/A
Stock compensation plan	-	(736)	N/A	-	(4,406)	N/A
Nonrecurring expenses	-	(5,109)	N/A	-	(5,109)	N/A
Total Other Items	3,387	11,086	227%	2,120	19,411	816%
Profit before income taxes	60,245	57,045	-5%	194,961	254,642	31%
(-) Income taxes	(13,232)	(11,739)	-11%	(47,048)	(47,734)	1%
NET INCOME	47,013	45,306	-4%	147,913	206,908	40%
(+) Non-recurring expenses including income tax related to realized expense	-	4,437	N/A	-	4,437	N/A
ADJUSTED NET INCOME	47,013	49,742	6%	147,913	211,344	43%

Total net revenues from services rendered of R$94.1 million for the quarter ended March 31, 2022, compared to R$106.9 million for the quarter ended March 31, 2021, a decrease of 12% year-over-year, due to a greater contribution from advisory fees in the 1Q'21 following the closing of the pre-IPO advisory for B3 listed company Espaço Laser. Net revenues for the last twelve months ended March 31, 2022, were R$452.7 million, up 22% year-over-year, when compared to the last twelve months ended March 31, 2021.

•	Management fee revenues of R$87.2 million for the quarter ended March 31, 2022, compared to R$81.8 million for the quarter ended March 31, 2021, an increase of 7% year-over-year, driven by the growth in Fee earning AUM over the last twelve months. Management fee revenues for the last twelve months ended March 31, 2022, were R$366.5 million, up 26% year-over-year, when compared to the last twelve months ended March 31, 2021.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

•	Performance fee revenues of R$3.2 million for the quarter ended March 31, 2022, compared to R$10.0 million for the quarter ended March 31, 2021, a decrease of 68% year-over-year, due to a higher contribution in performance revenues coming from IP&S international exclusive mandates in the first quarter of 2021. Most of our open-end funds charge performance fees semiannually, recognizing revenues in June and December, thus first and third quarters usually are expected to show lower levels of performance from domestic open-ended funds. Performance fee revenues were R$30.9 million for the last twelve months ended March 31, 2022, down 43% year-over-year, when compared to the last twelve months ended March 31, 2021, primarily due to unrealized performance revenues booked in the 1Q’21 LTM, that were partially realized in the 1Q’22 LTM.

•	Advisory fee revenues of R$3.7 million for the quarter ended March 31, 2022, compared to R$15.1 million for the quarter ended March 31, 2021, a decrease of 76% year-over-year, due to a greater contribution from advisory fees in the 1Q'21. Advisory revenues for the last twelve months ended March 31, 2022, were R$55.4 million, up 98% when compared to the last twelve months ended March 31, 2021, a consequence of the stronger deal activity in 2021.

Total expenses for the quarter ended March 31, 2022, of R$48.1 million, compared to R$50.0 million for the quarter ended March 31, 2021, a decrease of 4% year-over-year. Total expenses for the last twelve months ended March 31, 2022, were R$217.4 million, up 21% when compared to the last twelve months ended March 31, 2021.

•	Bonus related to management and advisory feesxiii of R$17.3 million for the quarter ended March 31, 2022, compared to R$18.5 million for the quarter ended March 31,2021, a decrease of 7% year-over-year. Bonus related to management and advisory was R$83.7 million for the last twelve months ended March 31, 2022, up 28% year-over-year, when compared to the last twelve months ended March 31, 2021.

•	Performance based compensationxiv of R$1.0 million for the quarter ended March 31,2022, compared to R$3.3 million for the quarter ended March 31,2021. Performance based compensation for the last twelve months ended March 31, 2022, was R$11.7 million, a decrease of 35% year-over-year, when compared to the last twelve months ended March 31, 2021.

•	Segment personnel expensesxv of R$6.5 million for the quarter ended March 31, 2022, compared to R$5.1 million for the quarter ended March 31, 2021, an increase of 28% year-over-year. Segment personnel expenses for the last twelve months ended March 31, 2022, was R$23.7 million, up 45% year-over-year, when compared to the last twelve months ended March 31, 2021.

•	Corporate center expensesxvi of R$18.8 million for the quarter ended March 31, 2022, compared to R$19.5 million for the quarter ended March 31, 2021, a decrease of 4% year-over-year. Corporate center expenses for the last twelve months ended March 31, 2022, were R$79.8 million, up 25% year-over-year, when compared to the last twelve months ended March 31, 2021, primarily due to the new recurring costs related to becoming a public company throughout the year of 2021.

•	Other general and administrative expensesxvii of R$4.5 million for the quarter ended March 31, 2022, compared to R$3.6 million for the quarter ended March 31, 2021, an increase of 26% year-over-year. Other G&A expenses for the last twelve months ended March 31, 2022, were R$18.4 million, up 17% year-over-year, when compared to the last twelve months ended March 31, 2021.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Operating Profit of R$46.0 million for the quarter ended March 31,2022, compared to R$56.9 million for the quarter ended March 31, 2021, a decrease of 19% year-over-year. Operating profit for the last twelve months ended March 31, 2022, was R$235.2 million, up 22% year-over-year, when compared to the last twelve months ended March 31, 2021.

GP Investment incomexviii, a result of the company’s GP investments in its proprietary private market funds, was negative R$4.2 million for the quarter ended March 31, 2022, compared to positive R$1.2 million for the quarter ended March 31, 2021, due to the mark-to-market effect over listed REITs’ quotas in the B3. GP Investment income for the last twelve months ended March 31, 2022, was negative R$5.3 million compared to positive R$6.6 million for the last twelve months ended March 31, 2021.

Financial Incomexix of R$24.7 million for the quarter ended March 31, 2022, compared to R$4.5 million for the quarter ended March 31, 2021, an increase of 449% year-over-year, a result of financial gains from the company’s cash allocation. Financial income for the last twelve months ended March 31, 2022, was R$48.1 million, up 586% year-over-year, when compared to the last twelve months ended March 31, 2021.

Leasing Expensesxx of R$2.5 million for the quarter ended March 31, 2022, compared to R$3.2 million for the quarter ended March 31, 2021, a decrease of 22% year-over-year.

Stock compensation plan expensesxxi of R$1.0 million for the quarter ended March 31, 2022. In the last twelve months ended March 31, 2022, stock compensation plan expenses accounted for R$4.4 million.

Nonrecurring expenses of R$5.1 million for the quarter ended March 31, 2022. Nonrecurring expenses are composed mostly by expenses related to professional services to matters related to our international corporate organization.

Profit before income taxes of R$57.0 million for the quarter ended March 31, 2022, compared to R$60.2 million for the quarter ended March 31, 2021, a decrease of 5% year-over-year. Profit before income taxes for the last twelve months ended March 31, 2022, was R$254.6 million, up 31% year-over-year, when compared to the last twelve months ended March 31, 2021.

Income Taxesxxii of R$11.7 million for the quarter ended March 31, 2022, which represented an effective tax rate for the quarter of 21%, compared to R$13.2 million for the quarter ended March 31, 2021, which represented an effective tax rate of 22%.

Adjusted Net Income of R$49.7 million for the quarter ended March 31, 2022, compared to R$47.0 million for the quarter ended March 31, 2021, an increase of 6% year-over-year. Adjusted Net Income was R$211.3 million for the last twelve months ended March 31, 2022, up 43% year-over-year, when compared to the last twelve months ended March 31, 2021.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Supplement Details

Assets Under Management (AUM)xxiii Rollforward – R$ millions

For the Three Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	11,223	8,493	23,664	2,421	5,399	2,948	3,080	57,229
(+/-) Capital Subscription / (capital return)	135	-	142	(917)	110	(4)	-	(534)
(+) Capital Subscription	136	-	142	151	215	52	-	694
(-) Capital Return	(1)	-	-	(1,068)	(104)	(55)	-	(1,228)
(+/-) Net Inflow / (outflow)	-	(251)	(541)	-	-	196	(279)	(875)
(+/-) Appreciation / (depreciation)	(333)	1,091	128	(11)	(192)	66	110	858
Ending Balance	11,025	9,333	23,394	1,493	5,317	3,206	2,910	56,677

For the Twelve Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	11,442	10,016	20,449	2,455	5,125	2,330	2,946	54,763
(+/-) Capital Subscription / (capital return)	211	-	203	(912)	661	109	-	272
(+) Capital Subscription	218	-	203	277	889	186	-	1,772
(-) Capital Return	(7)	-	-	(1,188)	(229)	(76)	-	(1,500)
(+/-) Net Inflow / (outflow)	-	(730)	2,478	-	107	537	(108)	2,285
(+/-) Appreciation / (depreciation)	(628)	47	263	(50)	(576)	230	72	(643)
Ending Balance	11,025	9,333	23,394	1,493	5,317	3,206	2,910	56,677

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,299	8,427	23,528	2,362	5,399	2,948	3,013	54,975
(+/-) Capital Subscription / (capital return)	135	-	142	(917)	110	(4)	-	(534)
(+) Capital Subscription	136	-	142	151	215	52	-	694
(-) Capital Return	(1)	-	-	(1,068)	(104)	(55)	-	(1,228)
(+/-) Net Inflow / (outflow)	-	(251)	(541)	-	-	196	(283)	(879)
(+/-) Appreciation / (depreciation)	(197)	1,091	128	(12)	(192)	66	108	991
Ending Balance	9,236	9,267	23,258	1,433	5,317	3,206	2,838	54,553

For the Twelve Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,530	9,955	20,299	2,351	5,125	2,330	2,884	52,474
(+/-) Capital Subscription / (capital return)	211	-	203	(861)	661	109	-	322
(+) Capital Subscription	218	-	203	277	889	186	-	1,772
(-) Capital Return	(7)	-	-	(1,138)	(229)	(76)	-	(1,450)
(+/-) Net Inflow / (outflow)	-	(728)	2,488	-	107	537	(114)	2,290
(+/-) Appreciation / (depreciation)	(505)	39	268	(57)	(576)	230	68	(533)
Ending Balance	9,236	9,267	23,258	1,433	5,317	3,206	2,838	54,553

Accrued Performance Fees – Private Market Funds

(R$ mm)	4Q'21	Unrealized Performance Fees	Realized Distributions	1Q'22
Private Equity	82.5	2.1	-	84.6
Infrastructure	19.4	0.7	-	20.0
Total	101.9	2.7	-	104.6

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$20.0 million as of the end of the first quarter of 2022 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$84.6 million as of the end of the first quarter of 2022 have not been booked as unrealized performance fees in the company´s balance sheet.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Investment Records – IP&S, Liquid Strategies, Credit and Listed REIT

Fund	Segment	NAVxxiv (R$ millions)	1Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	503.1	3.1%	3.1%	5.9%	8.1%	CDIxxv	CDI
Atlas Strategyxxvi	Hedge Funds	542.4	4.2%	4.2%	1.4%	3.2%	CDI	CDI
Vinci Total Return	Hedge Funds	282.3	8.8%	8.8%	19.4%	88.0%	IPCAxxvii + Yield IMA-Bxxviii	IPCA + Yield IMA-B
Mosaico Strategyxxix	Public Equities	1,205.6	11.0%	11.0%	-1.0%	52.3%	IBOVxxx	IBOV
Vinci Gas Dividendos FIA	Public Equities	574.2	15.4%	15.4%	6.3%	50.8%	IBOV	IBOV
Vinci Valorem FIM	IP&S	2,376.3	4.2%	4.2%	7.6%	15.5%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxxi	IP&S	2,223.5	4.5%	4.5%	7.8%	16.1%	IPCA	-
Vinci Selection Equities FIA	IP&S	581.6	9.1%	9.1%	-0.9%	49.9%	IBOV	IBOV
Vinci Crédito Imobiliário I	Credit	255.1	4.5%	4.5%	4.6%	18.1%	IPCA	IPCA + 7.785%
Vinci Crédito Imobiliário II	Credit	560.5	3.1%	3.1%	4.5%	14.4%	IPCA	IPCA+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	121.3	2.7%	2.7%	9.5%	13.9%	CDI	CDI
Vinci Energia Sustentável	Credit	600.0	-1.0%	-1.0%	4.6%	16.5%	IPCA	IPCA + 6%
VISC11	Real Estate (listed REIT)	1,755.5	-1.4%	-1.4%	-3.6%	12.4%	IFIXxxxii	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,483.2	-3.7%	-3.7%	-9.5%	8.0%	IFIX	IPCA+ 6%
VINO11	Real Estate (listed REIT)	822.8	-9.8%	-9.8%	-9.9%	13.5%	IFIX	IPCA+ 6%
VIFI11	Real Estate (listed REIT)	202.0	-2.8%	-2.8%	-9.6%		IFIX	IFIX
VIUR11	Real Estate (listed REIT)	196.2	-3.1%	-20.8%			IFIX	IPCA + 6%
VIGT11	Infrastructure (listed)	645.0	-1.8%	-1.8%	-3.1%	2.7%	-	-

Benchmark	1Q22	YTD	12 M	24 M
IBOV	14.5%	14.5%	2.9%	64.3%
CDI	2.4%	2.4%	6.4%	8.8%
IMA-B 5	3.8%	3.8%	8.7%	18.0%
IPCA + Yield IMA-B	2.8%	2.8%	14.1%	23.4%
IPCA	2.9%	2.9%	10.9%	17.7%
IFIX	-0.9%	-0.9%	-2.3%	11.5%

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Investment Records – Closed End Private Markets fundsxxxiii

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxiv (BRL)	Gross MOIC (USD)	Gross IRRxxxv (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,058	229	5,287	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,805	1,844	2,390	4,234	2.3x	1.2x	12.6%	2.8%
VCP III	Private Equity	2018	4,000	1,825	34	2,910	2,944	1.6x	1.6x	48.6%	42.0%
VCP Strategyxxxvi	Private Equity		7,615	4,835	6,936	5,529	12,465	2.6x	2.3x	64.8%	70.3%
NE Empreendedor	Private Equity	2003	36	13	26	-	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	75	139	213	1.6x	1.3x	22.0%	9.8%
VIR IV	Private Equity	2020	1,000	189	2	203	205	1.1x	1.0x	23.8%	14.2%
VIR Strategyxxxvii	Private Equity		1,276	336	103	342	445	1.3x	1.2x	22.1%	27.8%
FIP Transmissãoxxxviii	Infrastructure	2017	211	104	241	161	401	3.9x	3.0x	69.4%	53.5%
VIAS	Infrastructure	-	384	-	-	-	-	-	-	-	-
VFDLxxxix	Real Estate	2021	422	79	-	99	99	1.2x	1.4x	70.5%	107.4%

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21	1Q'22
Distributable Earnings (R$)	101,976	61,743	68,515	53,255
Distributable Earnings (US$)xl	19,397	11,377	13,637	10,615
DE per Common Share (US$)xli	0.34	0.20	0.24	0.19
Actual Dividend per Common Sharexlii	0.30	0.16	0.20	0.17
Record Date	September 01,2021	December 01,2021	March 10, 2022	May 24, 2022
Payable Date	September 16, 2021	December 16,2021	March 24, 2022	June 08, 2022

Vinci Partners generated R$0.95 or US$0.19 of Distributable Earnings per common share for the first quarter of 2022.

The company declared a quarterly dividend of US$0.17 per common share to record holders as of May 24, 2022; payable on June 08, 2022.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Share Summary

VINP Shares	4Q'20 (Pre IPO)	1Q'21	2Q'21	3Q'21	4Q'21	1Q'22
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A – Partnership Units	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861
Class A - Public Float	N/A	15,271,488	15,094,833	14,921,318	14,513,477	14,187,216
Common Shares Outstanding	41,642,100	56,913,588	56,736,933	56,563,418	56,155,577	55,829,316

Common Shares Outstanding as of quarter end of 55,829,316 shares.

•	Repurchased 326,261 common shares in the quarter, with an average share price of US$12.3.

•	Repurchased 1,084,272 common shares since the announcement of the share repurchase plan, with an average share price of US$12.7.

•	Available authorization remaining was R$11.2 million on March 31,2022.

GP Commitment in Private Market funds

(R$ millions, unless mentioned) Fund	Segment	1Q'22 Commitments	Total Capital Committed	1Q'22 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (1Q'22)	Accumulated Capital Returned/ Dividends Payed	Fair value of investments
Nordeste III	Private Equity	0.0	5.0	0.0	3.1	0.0	1.3	2.7
VCP III	Private Equity	0.0	3.1	0.6	1.7	0.0	0.0	2.5
VIR IV	Private Equity	0.0	11.1	0.8	2.9	0.0	0.1	2.7
FIP Infra Transmissão (co- investment)xliii	Infrastructure	0.0	29.5	0.0	8.9	0.0	19.7	12.7
FIP Infra Transmissãoxliv	Infrastructure	0.0	10.5	0.0	3.4	0.0	6.2	4.0
VIAS	Infrastructure	0.0	50.0	26.5	27.8	0.0	0.0	27.0
VFDL	Real Estate	0.0	70.0	0.0	14.0	0.0	0.0	16.9
VIUR	Real Estate	0.0	67.3	0.0	67.3	1.4	4.6	49.5
VCS	Credit	22.0	80.0	22.0	80.0	0.0	0.0	84.4
Vinci FOF Imobiliário	Real Estate	0.0	10.0	0.0	10.0	0.0	0.0	10.8
VSP	IP&S	45.0	50.0	0.0	0.0	0.0	0.0	0.0
VINO	Real Estate	50.0	50.0	50.0	50.0	0.6	0.6	45.3
Vinci Transporte e Logística II	Infrastructure	15.0	15.0	0.0	0.0	0.0	0.0	0.0
Total		132.0	451.4	99.8	269.0	2.1	32.5	258.7

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'21	1Q'22	1Q'21 LTM	1Q'22 LTM

OPERATING PROFIT	56,858	45,959	192,841	235,231
(-) Net revenue from realized performance fees	(9,529)	(2,536)	(38,301)	(38,355)
(-) Net revenue from unrealized performance fees	(422)	(636)	(15,410)	7,501
(+) Compensation allocated in relation to performance fees	3,292	1,032	17,931	11,741
FEE RELATED EARNINGS (FRE)	50,199	43,818	157,061	216,117

OPERATING PROFIT	56,858	45,959	192,841	235,231
(-) Net revenue from management fees	(81,843)	(87,229)	(290,211)	(366,456)
(-) Net revenue from advisory	(15,066)	(3,674)	(27,936)	(55,363)
(+) Bonus related to management and advisory	18,526	17,272	65,167	83,715
(+) Personnel expenses	5,097	6,549	16,385	23,698
(+) Other general and administrative expenses	3,574	4,503	15,707	18,441
(+) Corporate center expenses	19,512	18,761	63,827	79,848
PERFORMANCE RELATED EARNINGS (PRE)	6,659	2,140	35,780	19,113

OPERATING PROFIT	56,858	45,959	192,841	235,231
(-) Net revenue from unrealized performance fees	(422)	(636)	(15,410)	7,501
(+) Compensation allocated in relation to unrealized performance fees	150	225	5,959	(2,658)
(+) Realized gain from GP investment income	112	2,045	140	15,784
SEGMENT DISTRIBUTABLE EARNINGS	56,699	47,593	183,531	255,857

NET INCOME	47,013	45,306	147,913	206,908
(-) Net revenue from unrealized performance fees	(422)	(636)	(15,410)	7,501
(+) Income tax from unrealized performance fees	49	73	1,777	(866)
(+) Compensation allocated in relation to unrealized performance fees	150	225	5,959	(2,658)
(-) Unrealized gain from GP investment income	(1,049)	6,214	(6,450)	21,034
(+) Income tax on unrealized gain from GP investment income	416	-	2,252	341
(-) Unrealized gain from financial income	147	288	(846)	968
(+) Income tax on unrealized gain from financial income	(48)	65	290	(3,302)
(+) Depreciation and amortization	939	984	2,032	3,962
(+) Stock compensation plan	-	736	-	4,406
(+) Non-recurring expenses including income tax related to realized expense	-	4,437	-	4,437
ADJUSTED DISTRIBUTABLE EARNINGS	47,195	57,692	137,518	242,730

TOTAL NET REVENUE FROM SERVICES RENDERED	106,860	94,075	371,858	452,673
(-) Net revenue from realized performance fees	(9,529)	(2,536)	(38,301)	(38,355)
(-) Net revenue from unrealized performance fees	(422)	(636)	(15,410)	7,501
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	96,909	90,903	318,147	421,819

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	1Q'21	1Q'22	1Q’21 LTM	1Q’22 LTM
Profit (loss) before income taxes, not-including Dividends to partners	60,245	57,045	225,833	254,642
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(20,483)	(19,395)	(76,783)	(86,578)
Reconciliation adjustments:
Expenses not deductible	(52)	(18)	(107)	(358)
Tax benefits	14	35	454	846
Share based payments	-	(86)	-	(457)
Effect of presumed profit of subsidiaries¹	7,092	7,714	28,995	38,901
Other additions (exclusions), net	197	11	393	(88)
Income taxes expenses	(13,232)	(11,739)	(47,048)	(47,734)
Current	(14,196)	(12,671)	(45,996)	(55,245)
Deferred	964	932	(1,052)	7,511
Effective tax rate	22%	21%	21%	19%

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Balance Sheet Results

Assets	12/31/2021	3/31/2022
Current assets
Cash and cash equivalents	102,569	38,516
Cash and bank deposits	21,679	9,109
Financial instruments at fair value through profit or loss	80,890	29,407
Financial instruments at fair value through profit or loss	1,372,926	1,324,292
Trade receivables	44,316	41,453
Sub-leases receivable	-	1,500
Taxes recoverable	3,199	3,214
Other assets	4,193	7,136
Total current assets	1,527,203	1,416,111

Non-current assets
Financial instruments at fair value through profit or loss	8,593	9,235
Trade receivables	19,368	20,042
Sub-leases receivable	-	2,256
Taxes recoverable	80	61
Deferred taxes	4,970	6,057
Other receivables	2,011	1,851
	35,022	39,502

Property and equipment	14,294	13,591
Right of use - Leases	69,329	63,159
Intangible assets	1,157	1,156
Total non-current assets	119,802	117,408

TOTAL	1,647,005	1,533,519

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Liabilities and equity	12/31/2021	3/31/2022
Current liabilities
Trade payables	831	366
Deferred Revenue	-	17,504
Leases	22,304	22,755
Accounts payable	10,677	6,909
Labor and social security obligations	106,299	25,023
Taxes and contributions payable	23,762	14,838
Total current liabilities	163,873	87,395

Non-current liabilities
Accounts payable	-	-
Leases	63,240	59,581
Deferred taxes	5,016	5,209
	68,256	64,790

Equity
Share capital	15	15
Additional paid-in capital	1,382,038	1,382,038
Treasury shares	(52,585)	(73,815)
Retained Earnings	70,183	59,315
Other reserves	15,182	13,747
	1,414,833	1,381,300

Non-controlling interests in the equity of subsidiaries	43	34

Total equity	1,414,876	1,381,334

Total liabilities and equity	1,647,005	1,533,519

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

_________________

i Adjusted Distributable Earnings is calculated as Distributable Earnings less non-recuring expenses.

ii Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

iii FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

iv Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

v Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

vi Non-recurring expenses are composed mostly by expenses related to professional services to matters related to our international corporate organization.

vii Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

viii FRE Margin is calculated as FRE over total net management and advisory fees.

ix “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

x Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

xi Adjusted DE Margin is calculated as adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xii “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company’s IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme for our partners.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

xiii Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

xiv Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

xv “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvi “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xvii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xviii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xix “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xx “Leasing expenses” include costs from the company’s sub-leasing activities.

xxi “Stock option compensation plan” is a benefit program in which the company concedes to an employee the option to buy stock in the company with stated fixed price.

xxii Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

xxiii AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxiv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

First Quarter 2022 Earnings Release May 10th, 2022

xxv CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxvi Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

xxvii IPCA is a broad consumer price index measured by the IBGE

xxviii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

xxix Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxx IBOV is the Brazilian stock market most relevant index.

xxxi Equilibrio Strategy comprises IP&S Family of pension plans.

xxxii IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxiii Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxiv “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxv “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxvi Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 1Q’22.

xxxvii Track record for VIR strategy is presented as of 4Q’21, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxviii Track record for FIP Infra is presented as of 1Q’22.

xxxix Track record for VFDL is presented as of 1Q’22.

xl US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0171 as of May 05, 2022, when dividends were approved by our Board of Directors.

xli Per Share calculations are based on end of period Participating Common Shares.

xlii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xliii The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

xliv The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

/IR.VINCIPARTNERS.COM / SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

RIO DE JANEIRO - BRAZIL
55 21 2159 6000
Av. Bartolomeu Mitre, 336 - Leblon
22431-002 Rio de Janeiro RJ

SÃO PAULO - BRAZIL
55 11 3572 3700
Av. Brigadeiro Faria Lima, 2.277
14º andar - Jardim Paulistano
01452-000 São Paulo SP

RECIFE - BRAZIL
55 81 3204 6811
Av. República do Líbano, 251
Sala 301 - Torre A - Pina
51110-160 Recife PE

NOVA YORK - USA
1 646 559 8000
780 Third Avenue, 25th Floor
New York, NY 10017